UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GreenSky, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

39572G100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Persons Robert Sheft
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States

	5	Sole Voting Power
Number of		364,361
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		320,788
Reporting	8	Shared Dispositive Power
Person With		23,391,715

9	Aggregate Amount Beneficially Owned By Each Reporting Person 23,756,076
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 24.1%
12	Type Of Reporting Person (See Instructions) IN

1	Name Of Reporting Persons Hope Gittis Sheft
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		23,391,715

9	Aggregate Amount Beneficially Owned By Each Reporting Person 23,391,715
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 23.7%
12	Type Of Reporting Person (See Instructions) IN

1	Name Of Reporting Persons Richard Sheft
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		23,391,715

9	Aggregate Amount Beneficially Owned By Each Reporting Person 23,391,715
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 23.7%
12	Type Of Reporting Person (See Instructions) IN

1	Name Of Reporting Persons RS Management Advisors, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Nevada

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		23,391,715

9	Aggregate Amount Beneficially Owned By Each Reporting Person 23,391,715
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 23.7%
12	Type Of Reporting Person (See Instructions) OO

1	Name Of Reporting Persons GS Investment Holdings, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Georgia

	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		22,286,495

9	Aggregate Amount Beneficially Owned By Each Reporting Person 22,286,495
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent Of Class Represented By Amount In Row 9 22.6%
12	Type Of Reporting Person (See Instructions) OO

Item 1(a).     Name of Issuer:

GreenSky, Inc. (the “Issuer”)

Item 1(b).     Address of Issuer’s Principal Executive Offices:

5565 Glenridge Connector, Suite 700

Atlanta, Georgia 30342

Item 2(a).     Name of Person Filing:

Robert Sheft, a U.S. citizen.

Hope Gittis Sheft, a U.S. citizen.

Richard Sheft, a U.S. citizen.

RS Management Advisors, LLC, a Nevada limited liability company.

GS Investment Holdings, LLC, a Georgia limited liability company.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

c/o GreenSky, Inc.

5565 Glenridge Connector, Suite 700

Atlanta, Georgia 30342

Item 2(c).     Citizenship:

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

Item 2(d).     Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e).     CUSIP Number:

39572G100

Item 3.	Not applicable

Item 4.	Ownership

This statement on Schedule 13G/A relates to the Reporting Persons’ beneficial ownership interests in the Class A Common Stock, $0.01 par value per share, of the Issuer (the “Class A Common Stock”), based partly on their ownership of common membership interests (“Holdco Units”) in GreenSky Holdings, LLC, an affiliate of the Issuer (“GS Holdings”), which are exchangeable (with automatic cancellation of an equal number of shares of Class B common stock of the Issuer) on a one-for-one basis (subject to adjustment) for Class A Common Stock or cash (based on the market price of shares of Class A Common Stock), at the Issuer’s option.

(a) Amount beneficially owned:

The shares reported represent (i) 22,286,495 shares of Class A Common Stock issuable upon exchange of Holdco Units, which are held by GS Investment Holdings, LLC (“GS Investment”), (ii) 1,105,220 shares of Class A Common Stock of the Issuer held by Robert Sheft Dynasty Trust (“Dynasty Trust”), (iii) in the case of Robert Sheft, 320,788 shares of Class A Common Stock of the Issuer held directly by him, and (iv) in the case of Robert Sheft, 43,573 shares of Class A Common Stock underlying a restricted stock award, over which Robert Sheft holds sole voting power and no dispositive power prior to vesting. Robert Sheft, a director of the Issuer, owns 1% of GS Investment, while the other 99% is owned by the Robert Sheft 2012 Trust (“2012 Trust”) and the Dynasty Trust (together with the 2012 Trust, the “Trusts”). The trustee of the Trusts is RS Management Advisors, LLC (“RS”). Pursuant to the Operating Agreement of RS, Hope Gittis Sheft and Richard Sheft have shared dispositive power, and Jeffrey Gold has full, sole and exclusive voting power, with respect to all ownership interests of RS in the Issuer.

(b) Percent of class:

The percentages set forth in Row 11 of each cover page to the Schedule 13G/A are calculated using 76,416,565 shares of the Issuer’s Class A Common Stock outstanding as of October 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed with the SEC on November 9, 2020, plus 22,286,495 shares of Class A Common Stock issuable upon exchange of Holdco Units. The percentages assume the exchange of all Holdco Units held by GS Investment into shares of Class A Common Stock, in accordance with Rule 13d-3 of the Act.

(c) The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G/A is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2021

ROBERT SHEFT

/s/ Robert Sheft

HOPE GITTIS SHEFT

/s/ Hope Gittis Sheft

RICHARD SHEFT

/s/ Richard Sheft

RS MANAGEMENT ADVISORS, LLC

By:	/s/ Richard Sheft
Name: Richard Sheft
Title: Member

GS INVESTMENT HOLDINGS, LLC

By:	/s/ Robert Sheft
Name: Robert Sheft
Title: Manager